UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. corporate partner, Boston Scientific (“Boston”), today announced 30-day safety data from its TAXUS V clinical trial. The trial is assessing the slow-release formulation of the TAXUS™ Express2™ paclitaxel-eluting stent system in 1,172 patients at 66 sites in the U.S.  TAXUS V expands on the TAXUS IV pivotal trial by studying a higher-risk patient population, including patients with small vessels, large vessels and long lesions requiring multiple overlapping stents.  Boston made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:  October 1, 2004

      By:/s/

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
Friday, October 1, 2004

ANGIOTECH PARTNER ANNOUNCES 30-DAY SAFETY DATA

FROM ITS TAXUS V DRUG-ELUTING STENT CLINICAL TRIAL

VANCOUVER, BC and WASHINGTON, DC, October 1, 2004 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) corporate partner, Boston Scientific (“Boston”), today announced 30-day safety data from its TAXUS V clinical trial. The trial is assessing the slow-release formulation of the TAXUS™ Express2™ paclitaxel-eluting stent system in 1,172 patients at 66 sites in the U.S.  TAXUS V expands on the TAXUS IV pivotal trial by studying a higher-risk patient population, including patients with small vessels, large vessels and long lesions requiring multiple overlapping stents.  Boston made the announcement at the annual Transcatheter Cardiovascular Therapeutics symposium in Washington, D.C.

The TAXUS V trial – which includes the use of multiple stents as well as single stents – is designed to assess the safety and efficacy of a paclitaxel-eluting coronary stent in reducing restenosis in de novo lesions 10 – 46 mm in length and 2.25 – 4.0 mm in diameter. It has a primary endpoint of nine-month target vessel revascularization (TVR).

The results support early safety, as demonstrated by a low overall MACE (Major Adverse Cardiac Events) rate of 4.4 percent at 30 days, which is consistent with results from previous TAXUS clinical trials. Thirty-day MACE was 3.7 percent in Group X and 5.1 percent in Group Y (the study remains blinded through the primary endpoint at nine months). The TVR rate was 0.7 percent in Group X and 1.2 percent in Group Y. Stent thromboses were also low, with a rate of 0.5 percent in Group X and 0.7 percent in Group Y.

Boston Scientific has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Vancouver-based Angiotech Pharmaceuticals, Inc., a specialty pharmaceutical company focusing on drug-coated medical devices and biomaterials, is dedicated to enhancing the performance of medical devices and biomaterials through the innovative uses of pharmacotherapeutics. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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CONTACTS:

Todd Young, Angiotech Pharmaceuticals (Analysts & Investors) (604) 221-7676 ext 6933

Rui Avelar, Angiotech Pharmaceuticals, Inc. (Analysts) (604) 221-7676 ext 6996

Eric Starkman, Starkman & Associates (Media) (212) 252-8545 ext 12